Exhibit 99

REPORT ON MATERIAL INFORMATION

“CHANGE IN ISSUER’S EQUITY INTEREST IN ANOTHER COMPANY”

1.          General Information

1.1.       Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.

1.2.       Issuer’s short proprietary name: OJSC Rostelecom.

1.3.       Location: 15 Dostoevskogo st., St. Petersburg, 191002, Russian Federation.

1.4.       State Registration Number (OGRN): 1027700198767

1.5.       Taxpayer’s Identification Number (TIN): 7707049388.

1.6.       Issuer’s unique code assigned by registration authority: 00124-A.

1.7.       Web-site used by the Issuer to disclose information: www.rt.ru/centr-invest/financial/fsfr/facts/.

2.          Material Information

2.1.       Full proprietary name and location of the Company, the Issuer’s equity interest in which changed: Closed joint stock company Transportation Digital Networks, TTsMS 21, Sosnovka village, Odintsovo District, Moscow Oblast 143070.

2.2.       Issuer’s interest in the Company’s charter capital before the change: 15.00%.

Issuer’s interest in the Company’s ordinary shares before the change: 15.00%.

2.3.       Issuer’s interest in the Company’s charter capital after the change: 0.00%.

Issuer’s interest in the Company’s ordinary shares after the change: 0.00%.

2.4.       Date when Issuer’s equity interest in the Company changed: September 24, 2008.

3.          Signature

3.1.       First Deputy General Director –

Finance Director	s/s	Andrei A. Gaiduk

3.2.       Date: October 2, 2008